UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Amendment No. 1*

VERIFONE HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

92342Y109

(CUSIP Number)

November 1, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92342Y109     13G

1.         NAME OF REPORTING PERSON (S.S. or I.R.S. Identification No. of Above Person)

Douglas G. Bergeron

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)        [ ]

(b)        [ ]

3.         SEC USE ONLY

4.         CITIZENSHIP OR PLACE OF ORGANIZATION:  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER	-0-

6.	SHARED VOTING POWER	3,762,483(1)

7.	SOLE DISPOSITIVE POWER	-0-

8.	SHARED DISPOSITIVE POWER	3,762,483(1)

9.                                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
            3,762,483(1)

10.                            CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES:  ☐
            (See Instructions)

11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  4.6%(2)

12.       TYPE OF PERSON REPORTING: IN

(1)             Mr. Bergeron shares voting or investment control over shares of VeriFone Common Stock held by the DGB Family Trust and the Bergeron Family Trust.  The shares indicated include 2,558,559 shares of Common Stock held by the DGB Family Trust and the Bergeron Family Trust as of November 1, 2006.  The shares indicated also include 1,203,924 shares of VeriFone Common Stock held by the Sandra E. Bergeron Family Annuity Trust (the “SEB Family Trust”).  Mr. Bergeron’s spouse, Sandra E. Bergeron, shares voting control over shares of VeriFone Common Stock held by the SEB Family Trust.  Mr. Bergeron is not a trustee of the SEB Family Trust nor does he have or share voting or investment control over the shares of VeriFone Common Stock held by such trust.  Mr. Bergeron disclaims beneficial ownership of the shares of VeriFone Common Stock held by the DGB Family Trust, the SEB Family Trust and the Bergeron Family Trust, except to the extent of his pecuniary interest therein.

(2)             Based on approximately 81.5 million shares of VeriFone Common Stock outstanding on November 1, 2006.

Item 1(a):		Name of Issuer: VeriFone Holdings, Inc.

Item 1(b):		Address of Issuer’s Principal Executive Offices:

2099 Gateway Place, Suite 600
San Jose, CA 95110

Item 2(a):		Name of Person Filing:

	(i)	Douglas G. Bergeron

Item 2(b):		Address of Principal Business Office:

	(i):	c/o VeriFone Holdings, Inc. 2099 Gateway Place, Suite 600 San Jose, CA 95110

Item 2(c):		Citizenship:

(i): Mr. Bergeron is a citizen of the United States of America.

Item 2(d):		Title of Class of Securities: Common Stock, $0.01 par value per share

Item 2(e):		CUSIP Number: 92342Y109

Item 3:		The reporting person is: Not applicable.

Item 4:              Ownership

(a)        Amount beneficially owned:  SEE THE RESPONSE TO ITEM 9 ON THE ATTACHED COVER PAGE.

(b)        Percent of class:  SEE THE RESPONSE TO ITEM 11 ON THE ATTACHED COVER PAGE.

(c)        Number of shares as to which the person has:

(i)	Sole voting power to vote or to direct the vote:

-0-

(ii)	Shared power to vote or to direct the vote: SEE THE RESPONSE TO ITEM 6 ON THE ATTACHED COVER PAGE.

(iii)	Sole power to dispose or to direct the disposition of:

-0-

(iv)	Shared power to dispose or to direct the disposition of: SEE THE RESPONSE TO ITEM 8 ON THE ATTACHED COVER PAGE.

Item 5:	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box:  [X]

Item 6:	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7:	Identification and Classification of the Subsidiary Which Acquired the SecurityBeing Reported on By the Parent Holding Company:

Not Applicable.

Item 8:	Identification and Classification of Members of the Group:

Not Applicable.

Item 9:	Notice of Dissolution of Group:

Not Applicable.

Item 10:	Certification:

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

November 1, 2006

/s/ Douglas G. Bergeron
Douglas G. Bergeron